SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For August 11, 2006
EXTENDICARE INC.
(Translation of registrant’s name into English)
3000 Steeles Avenue East
Markham, Ontario, Canada L3R 9W2
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

EXHIBIT INDEX

Exhibit
Number	Description of Exhibit
99.1	CEO’s Cover Letter to Shareholders – August 2, 2006

99.2	Shareholders’ Quarterly Report for the Three and Six Months ended June 30, 2006

99.3	Certifications of President and Chief Executive Officer; and of Senior Vice-President and Chief Financial Officer.

99.4	Written Statement of President and Chief Executive Officer and Senior Vice-President and Chief Financial Officer pursuant to 18 U.S.C. Section 1350.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXTENDICARE INC.

Date: August 11, 2006	By:	/s/ Richard L. Bertrand Richard L. Bertrand
Senior Vice-President and Chief Financial Officer